                                [SPSS LETTERHEAD]

July 16, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathleen Collins
           Accounting Branch Chief

Re: SPSS Inc.
    Form 10-K for Fiscal Year Ended December 31, 2006
    Form 10-Q for Fiscal Quarter Ended March 31, 2007
    File No. 000-22194

Dear Ms. Collins:

Set forth below are the responses of SPSS Inc. ("SPSS" or the "Company") to the questions and comments contained in the letter (the "Comment Letter"), dated June 26, 2007, from the staff of the Securities and Exchange Commission (the "Commission"). The Comment Letter relates to the Company's Form 10-K for the Fiscal Year Ended December 31, 2006 (the "2006 Form 10-K") and the Company's Form 10-Q for the Fiscal Quarter Ended March 31, 2007 (the "Q1 2007 Form 10-Q"). The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the text of the question or comment from the Comment Letter to which such response relates.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, PAGE 19

RESULTS OF OPERATIONS, PAGE 20

1. THE COMMISSION'S MD&A RELEASE, 33-8350 CALLED FOR "COMPANIES TO IDENTIFY AND DISCUSS KEY PERFORMANCE INDICATORS, INCLUDING NON-FINANCIAL PERFORMANCE INDICATORS THAT THEIR MANAGEMENT USES TO MANAGE THE BUSINESS AND THAT WOULD BE MATERIAL TO INVESTORS." TELL US HOW YOUR CURRENT DISCUSSION ADDRESSES THESE MD&A DISCLOSURE REQUIREMENTS. INDICATE THE RELATIONSHIPS THAT AFFECT ANY TRENDS IN YOUR BUSINESS THAT HAVE MATERIALLY IMPACTED OR ARE REASONABLY LIKELY TO IMPACT YOUR RESULTS OF OPERATIONS. FOR INSTANCE, TELL US IF YOU CONSIDERED EXPANDING YOUR DISCLOSURES TO QUANTIFY THE INCREASE IN REVENUE BY SOFTWARE PRODUCT AND/OR SERVICE OFFERING AND THE REASONS FOR THE RELATED GROWTH. YOUR MD&A SHOULD ALLOW INVESTORS TO SEE YOUR COMPANY THROUGH THE EYES OF MANAGEMENT BY DISCUSSING THE METRICS MANAGEMENT USES TO EVALUATE OPERATIONS. SEE ITEM 303 OF REGULATION S-K AND SECTION III.B OF SEC RELEASE 33-8350 FOR FURTHER GUIDANCE.

     RESPONSE: The Company's MD&A identifies and discusses the Company's key performance indicators, including non-financial performance indicators, which management uses to manage its business and which would be material to investors. As detailed below, some of these key indicators include indicators of financial condition and operating performance, material trends and uncertainties and material deviations from expected results. This presentation is consistent with Item 303 of Regulation S-K and Section III of SEC Release 33-8350.

     SPSS presents its MD&A using tables and concise explanations to highlight performance, trends and financial relationships with regard to revenue and expenses. Management's goal is to include in the MD&A the information which management actually uses to manage and analyze the business, thereby allowing investors to view the business through the eyes of management.

     Management does not assess the overall business by focusing on an increase in revenue by specific software product and/or specific service offering and the reasons for the related growth in such specific products or offerings. Instead, as indicated in the MD&A, management monitors the SPSS business by assessing three broad, general revenue categories: license revenue, maintenance revenue and services revenue.

     - License revenues include sales of the Company's tools, applications, and components on a perpetual, annual, or ASP (applications service provider) basis.

     - Maintenance revenues include recurring revenues recognized by the Company from renewals of maintenance agreements associated with perpetual licenses or renewals of annual licenses.

     - Services include revenues recognized from professional services engagements, training and other activities such as publication sales and providing respondents to online surveys.

     Management then assesses the Company's overall operating performance by looking at (1) trends within each of these three revenue categories and (2) trends in revenue across geographic regions.

     Trends Across Revenue Categories

     To exemplify the fact that management assesses trends across the three general revenue categories described above, the MD&A in the 2006 Form 10-K includes the following results by revenue category for the three years ending 2006:

                                      PERIOD                 AMOUNT CHANGE     PERCENTAGE CHANGE
                              YEAR ENDED DECEMBER 31,      -----------------   -----------------
                          ------------------------------    '04 VS    '05 VS    '04 VS   '05 VS
                            2004       2005       2006       '05       '06        '05      '06
                          --------   --------   --------   -------   -------    ------   ------
                                  (IN THOUSANDS)
LICENSE ...............   $ 95,819   $107,568   $125,017   $11,749   $17,449      12%      16%
MAINTENANCE ...........     97,735    102,241    109,277     4,506     7,036       5%       7%
SERVICES ..............     30,520     26,254     27,238    (4,266)      984     (14)%      4%
                          --------   --------   --------   -------   -------
NET REVENUES ..........   $224,074   $236,063   $261,532   $11,989   $25,469       5%      11%
                          --------   --------   --------   -------   -------
AS A PERCENT OF REVENUE
LICENSE ...............         43%        46%        48%
MAINTENANCE ...........         44%        43%        42%
SERVICES ..............         13%        11%        10%
                          --------   --------   --------
NET REVENUES ..........        100%       100%       100%
                          --------   --------   --------

     The paragraphs following this chart in the MD&A then describe the trends in the Company's business that have impacted the Company's results of operations. The most important trends influencing the Company's operating performance are factors affecting new license growth such as the rate of new license revenues, geographical influences and changes in currency exchange rates. The growth trends in maintenance revenue and services revenue tend to generally follow growth trends in new license revenue.

     The MD&A also describes trends that affect expenses which, in turn, impact the Company's results of operations. Management monitors expenses as they compare to revenue to ensure that operating costs are consistent with and proportionate to the Company's revenue base. The MD&A includes the percentage relationship to revenues for each significant expense category and explains significant year-over-year changes in operating costs highlighting both trends and any unusual items. With regard to expenses, management has also disclosed the material deviations from expected results that it considers in assessing the business such as:

     - the deviations causing the increase in sales, marketing and services expenses from 2005 to 2006;

     - the deviations causing the increase in research and development expenses from 2005 to 2006; and

     - the deviations causing the increase in general and administrative expenses from 2005 to 2006.

     Management assesses each of the aforementioned trends in connection with its strategic planning and, therefore, believes that the disclosure set forth in the MD&A allows investors to see SPSS through the eyes of management.

     Trends Across Geographic Regions

     As a global Company, 58% of the Company's 2006 revenues are derived in international markets. Consequently, the Company also manages its operations by monitoring its revenue performance by geographic region. To assist its investors with understanding its global business, the MD&A includes management's analysis of geographic revenue contributions including revenue reporting for any country greater than 10% of total revenues as noted from the following table included in the 2006 Form 10-K:

                                        PERIOD                 AMOUNT CHANGE     PERCENTAGE CHANGE
                                YEAR ENDED DECEMBER 31,      -----------------   -----------------
                            ------------------------------    '04 VS    '05 VS    '04 VS   '05 VS
                              2004       2005       2006       '05       '06        '05      '06
                            --------   --------   --------   -------   -------    ------   ------
                                    (IN THOUSANDS)
UNITED STATES ...........   $101,665   $102,775   $109,752   $ 1,110   $ 6,977       1%       7%
                            --------   --------   --------   -------   -------
UNITED KINGDOM ..........     31,701     31,911     34,047       210     2,136       1%       7%
THE NETHERLANDS .........     21,943     27,411     32,092     5,468     4,681      25%      17%
OTHER ...................     37,297     39,321     45,398     2,024     6,077       5%      15%
                            --------   --------   --------   -------   -------
   TOTAL EUROPE .........     90,941     98,643    111,537     7,702    12,894       8%      13%
JAPAN ...................     21,032     22,416     25,446     1,384     3,030       7%      14%
OTHER ...................     10,436     12,229     14,797     1,793     2,568      17%      21%
                            --------   --------   --------   -------   -------
   TOTAL PACIFIC RIM ....     31,468     34,645     40,243     3,177     5,598      10%      16%
                            --------   --------   --------   -------   -------
   TOTAL INTERNATIONAL ..    122,409    133,288    151,780    10,879    18,492       9%      14%
                            --------   --------   --------   -------   -------
   NET REVENUE ..........   $224,074   $236,063   $261,532   $11,989   $25,469       5%      11%
                            ========   ========   ========   =======   =======
PERCENT OF NET REVENUES
UNITED STATES ...........         45%        44%        42%
INTERNATIONAL ...........         55%        56%        58%
                            --------   --------   --------
NET REVENUE .............        100%       100%       100%
                            ========   ========   ========

     As with the revenue categories described above, management monitors revenue performance by geographic region and, therefore, believes that the disclosure set forth in the MD&A allows investors to see SPSS through the eyes of management.

CONSOLIDATED STATEMENTS OF INCOME, PAGE 39

2. YOU DISCLOSE THAT REVENUE ATTRIBUTABLE TO ANNUAL LICENSES AND THE RELATED PCS IS RECOGNIZED RATABLY OVER THE PCS TERM DUE TO THE LACK OF VSOE. IT IS NOT CLEAR HOW YOU HAVE PRESENTED THIS REVENUE ON YOUR STATEMENT OF OPERATIONS. CLARIFY IF YOU HAVE ALLOCATED THESE REVENUES TO BOTH PRODUCT AND SERVICE REVENUE. WHERE THERE IS A LACK OF VSOE OF FAIR VALUE AMONG THE ARRANGEMENT ELEMENTS, SOP 97-2 PROHIBITS SEPARATION OF THE TOTAL ARRANGEMENT FEE FOR RECOGNITION PURPOSES. ABSENT A COMPELLING ARGUMENT UNDER GAAP AND RULE 5-03(B)(1) OF REGULATION S-X THAT SUPPORTS ALLOCATING THE ARRANGEMENT FEE IN THE INCOME STATEMENT, YOUR INCOME STATEMENT PRESENTATION SHOULD INCLUDE SEPARATE REVENUE, AND RELATED COST OF REVENUE, LINE ITEMS FOR BUNDLED ARRANGEMENTS THAT ARE NOT SEPARABLE BECAUSE OF THE ABSENCE OF VSOE FOR THE UNDELIVERED PCS ELEMENT AND YOU SHOULD INCLUDE A FOOTNOTE DESCRIPTION TO INFORM INVESTORS OF THE NATURE OF THE ADDITIONAL LINE ITEM. TELL US HOW YOUR CLASSIFICATION COMPLIES WITH THIS. IN ADDITION, WE NOTE THAT YOU AGGREGATE THE COST OF LICENSE AND MAINTENANCE REVENUE IN YOUR STATEMENTS OF OPERATIONS. TELL US HOW YOU CONSIDERED PRESENTING SEPARATE LINE ITEMS FOR THE COST OF REVENUE EARNED FROM THE SALE OF YOUR PRODUCTS AND SERVICES (FOR WHICH THE COMPANY HAS VSOE), IN YOUR CONSOLIDATED STATEMENTS OF OPERATIONS. REFER TO RULE 5-03(B)(2) OF REGULATION S-X.

     RESPONSE: The Company does not allocate revenue attributable to contracts for annual licenses and the related post-contract support (PCS) between product and service categories where vendor-specific objective evidence
     (VSOE) of fair value is not available. Instead, revenue attributable to these contracts is recognized as license revenue ratably over the term of the arrangement and is reported entirely as "license" revenue. Revenue is recognized in this manner because the Company is unable to determine VSOE of fair value among the arrangement elements as defined in paragraph 10 of SOP 97-2.

     Rule 5-03(b) of Regulation S-X requires a separate presentation of products and services and the related costs of such if the resulting amounts exceed the thresholds stated in the rule. The Company notes that approximately 5% of total revenue recognized in each of 2004, 2005 and 2006 relates to annual license revenue where there is a lack of VSOE of fair value among the arrangement elements. This amount falls below the guideline set forth in Rule 5-03(b) of Regulation S-X which states that "each class which is not more than 10 percent of the sum of the items may be combined with another class."

     In the Company's consolidated statements of income, the Company presents information regarding the cost of license and maintenance revenues as a single line item. As described above, revenue attributable to annual licenses and related PCS where there is a lack of VSOE of fair value among the arrangement elements is less than 10% of total revenues. In accordance with Rule 5-03(b), if the aforementioned revenue is not segregated as a separate line item, the related costs and expenses can be combined in the same manner. In addition, the Company presents the cost of license and maintenance revenues in this manner because 7% of total revenue recognized in each of 2004, 2005 and 2006 represents cost of license and maintenance revenues.

NOTE 1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, PAGE 43

REVENUE RECOGNITION, PAGE 43

3. WE NOTE THAT 12% OF THE COMPANY'S REVENUES ARE DERIVED FROM GOVERNMENT AGENCIES (BOTH INTERNATIONALLY AND IN THE UNITED STATES). TELL US HOW YOU CONSIDERED PARAGRAPHS 32 - 33 OF SOP 97-2 IN ACCOUNTING FOR ANY FISCAL FUNDING CLAUSES INCLUDED IN YOUR SOFTWARE ARRANGEMENTS. ALSO TELL US HOW FISCAL FUNDING CLAUSES OR OTHER GOVERNMENT CONTRACT CONTINGENCIES IMPACT YOUR REVENUE RECOGNITION FOR OTHER SERVICES AND PRODUCTS YOU PROVIDE.

     RESPONSE: During 2004, 2005 and 2006, the Company did not engage in any revenue transactions that included a fiscal funding clause, as such term is defined in paragraphs 32-33 of SOP 97-2.

4. WE NOTE THAT THE COMPANY DETERMINES VSOE OF THE FAIR VALUE OF UNDELIVERED SERVICES BASED ON THE PRICE THE CUSTOMER IS REQUIRED TO PAY FOR MAINTENANCE WHEN SOLD SEPARATELY. IF YOUR RENEWAL RATES VARY FROM CUSTOMER TO CUSTOMER, THEN TELL US HOW YOU CAN REASONABLY ESTABLISH VSOE. EXPLAIN TO US HOW YOUR DETERMINATION OF VSOE COMPLIES WITH PARAGRAPHS 10 OF SOP 97-2.

     RESPONSE: In accordance with paragraph 10 of SOP 97-2, the Company determines vendor-specific objective evidence (VSOE) of fair value for undelivered post-contract support (PCS or maintenance) based on the price charged when the PCS is sold separately.

     The Company has two contracting practices. First, certain of the Company's contracts are written with stated PCS renewal rates, which are substantive. With regard to the determination of VSOE of fair value for the contracts with stated PCS renewal rates, please see the Company's response to Comment No. 5, below. Second, the Company uses standard perpetual license agreements which contain the following wording related to additional years of maintenance and the fees charged:

          "Licensee agrees to pay SPSS a non-refundable yearly fee for maintenance in accordance with the then current SPSS maintenance rates."

     Because the terms of the Company's standard perpetual license agreements do not lock customers into either a specific PCS renewal period or price for maintenance, the Company's agreements allow for the negotiation of pricing on maintenance renewals upon the anniversary of the effective date of the customer's initial license agreement. Based upon these negotiations, discounts or increases may be provided on the maintenance agreement.

     The Company uses a bell-shaped curve model for determining whether VSOE of fair value is substantive. In order to determine the reasonableness of the range of PCS renewal pricing under the model and whether the Company's PCS renewal pricing is substantive in nature, the Company conducts, on a quarterly basis, a trailing twelve month PCS renewal analysis. This analysis compares the actual sold value of software license agreements, including the initial year of PCS, from the prior year to the renewal price for PCS charged in the year following the initial license agreement. The Company calculates a renewal percentage by dividing the PCS renewal price by the sold value of the original software license agreement, including the initial year of PCS (the "Renewal Percentage"). The Company reviews this analysis to determine the median value of the Renewal Percentages and then to determine if a reasonable range of prices exist for PCS renewals that would represent VSOE of fair value of PCS. The Company conducts this analysis to satisfy the requirements of paragraph 10 of SOP 97-2.

5. WE ALSO NOTE THAT FOR PCS SERVICES, VSOE IS ALSO MEASURED BY THE STATED RENEWAL RATE OFFERED TO A CUSTOMER AND THAT THE COMPANY BELIEVES THESE RATES TO BE SUBSTANTIVE. CLARIFY FOR US HOW YOU DETERMINED THAT THE RENEWAL RATES ARE SUBSTANTIVE. IN THIS REGARD, TELL US WHAT PERCENTAGE OF YOUR CUSTOMERS ACTUALLY RENEW AT THE STATED RATES AND TELL US HOW THE RENEWAL RATES COMPARE TO THE RANGE OF RATES YOU NORMALLY CHARGE YOUR CUSTOMERS.

     RESPONSE: As discussed in the Company's response to Comment No. 4, above, certain of the Company's contracts are written with stated post-contract support (PCS) renewal rates. These stated PCS renewal rates are comparable to the range of rates that the Company normally charges its customers for maintenance in that the Company generally charges its customers a maintenance fee equal to approximately 20% of the sold value of the underlying software license agreement. Customers whose contracts include stated PCS renewal rates renew PCS at the prices stipulated in the contracts. To ensure that the actual renewal pricing is consistent with the stipulated renewal rate set forth in the contracts, the Company bills these customers at the stipulated contract prices.

     To ensure the reasonableness of the range of PCS renewal prices and to determine whether the Company's stated PCS renewal rates are substantive in nature, the Company performs quarterly reviews of the stated PCS renewal rates. As of the formal, documented review at December 31, 2006, 84% of the Renewal Percentages (as defined in the Company's response to Comment No. 4, above) for contracts with stated PCS renewal rates fell within a 20% deviation of the median PCS Renewal Percentage. The Company concluded that a dispersion of renewal rates whereby 84% of the PCS Renewal Percentages fall within a 20% deviation of the median PCS Renewal Percentage is a sufficiently reasonable range of prices to validate the Company's conclusion that the stated PCS renewal rates are substantive and, therefore, the Company's PCS pricing is substantive in nature.

6. WE NOTE YOUR DISCLOSURE ON PAGE 45 OF THE FILING THAT STATES THAT "IF THE CUSTOMER INDICATES THAT IT INTENDS TO RENEW THE LICENSE, THE COMPANY WILL ISSUE A NEW INVOICE. IN SOME CASES, CUSTOMERS ULTIMATELY CANCEL [AN ANNUAL] LICENSE EVEN THOUGH THEY INITIALLY INDICATED A WILLINGNESS TO RENEW." CLARIFY FOR US WHETHER YOU RECOGNIZE REVENUE ON THESE ARRANGEMENTS THAT DEMONSTRATE THIS "WILLINGNESS TO RENEW" AND, IF SO, EXPLAIN HOW THIS COMPLIES WITH THE REQUIREMENT THAT EVIDENCE OF AN ARRANGEMENT EXISTS IN ACCORDANCE WITH SOP 97-2.

     RESPONSE: While the Company may issue an invoice to a customer prior to the customer's scheduled renewal month, the Company does not recognize revenue until the beginning of such scheduled renewal month.

     The Company's standard license agreements provide for automatic renewal unless the customer notifies the Company of cancellation prior to the scheduled renewal date. As a convenience to the Company's customers, and to help avoid interruptions in the customers' support, the Company generally issues invoices to its customers two months prior to a customer's renewal date. The Company's general ledger software allows the Company to issue these invoices in advance of a customer's scheduled renewal date; however, the issuance of the invoice does not post to the Company's general ledger until a future period. As a result, the Company's does not recognize revenue until the actual renewal date. If the customer initially indicates a willingness to renew and then cancels prior to the beginning of its renewal month, that customer's invoice is cancelled and the amounts that would have been generated from such invoice are not posted to revenues or cancellation allowance.

7. TELL US HOW YOU CONSIDERED SOP 81-1 AND ARB 45 IN ACCOUNTING FOR CONTRACT LOSSES ON FIXED FEE ARRANGEMENTS ACCOUNTED FOR UNDER THE PERCENTAGE OF COMPLETION METHOD.

     RESPONSE: The Company's revenues from professional services are comprised of revenue from consulting services, revenue from implementation services and revenue from training services. Consulting services are generally sold on a time-and-materials basis and include services to assist in new software implementations or services to configure existing applications to vertical industry and customer requirements, which are accounted for under SOP 97-2 and recognized as the services are performed.

     Occasionally, the Company enters into a fixed fee arrangement that is accounted for under the percentage of completion method. The Company measures the progress on contracts accounted for under the percentage of completion method based on input measures (labor hours) as defined in paragraph 46 of SOP 81-1. With regard to these fixed fee arrangements, at a minimum, the Company analyzes on a quarterly basis the percentage of labor hours incurred to date in relation to total estimated labor hours for each contract. Management considers labor hours to be the best available measure of progress on these contracts. At each assessment date, the Company reviews the current estimates of total contract revenue and contract cost to see if a loss is expected. If a loss is expected, a provision for the entire loss on the contract is made in the period in which the loss becomes evident, in accordance with paragraph 85 of SOP 81-1. Historically, the Company has not experienced losses on fixed fee arrangements.

NOTE 15. STOCK COMPENSATION PLANS, PAGE 62

SHARE-BASED COMPENSATION, PAGE 62

8. IN LIGHT OF THE MATERIAL HISTORICAL FLUCTUATIONS IN THE COMPANY'S STOCK OVER THE PAST FIVE YEAR PERIOD, CLARIFY FOR US HOW YOU DETERMINED THE EXPECTED VOLATILITY ASSUMPTIONS FOR FISCAL YEARS 2004, 2005 AND 2006.

     RESPONSE: The Company evaluates historical volatility based upon the guidance in FAS 123(R). While FAS 123(R) does not specifically mention a method for estimating expected volatility, paragraphs A32-A34 of the Implementation Guidance for FAS 123(R) provide a list of items to consider when estimating volatility.

     Paragraph A34 of FAS 123(R) requires that the Company establish a process for estimating expected volatility and apply that process consistently from period to period. This process should take into account the information available and the manner in which that information is used to estimate fair value. The process may start with the Company's historical volatility, but also consider the extent to which currently available information indicates that future volatility will differ from historical volatility.

     In assessing historical volatility, the Company considers the factors listed in paragraph A32 of the Implementation Guidance to FAS 123(R). These factors include, without limitation, the historical volatility that is generally commensurate with the expected option life, implied volatilities, the length of time a stock has been publicly traded, regular intervals for price observations, corporate and capital structure, the possibility of mean reversion, and, in some cases, the experience of peer companies. Of the factors listed in paragraph A32, the factors which are afforded the most weight by the Company are (1) the volatility of the share price and
     (2) the length of time the entity's shares have been publicly traded.

     In assessing the volatility of the share price, the Company annually reviews the standard deviation of the continuously compounded rates of return on SPSS common stock since the initial public offering (IPO) in August 1993. The guidance set forth in paragraph A32 indicates that the Company should also take into consideration the length of time an entity's shares have been publicly traded. The volatility calculation includes observations from the date of the IPO to the end of the period being measured. Additionally, paragraph A32 indicates that appropriate and regular intervals should be used for price observations. Following the implementation of FAS 123(R), the Company observes the stock price on a weekly basis utilizing the weekly average of the high and low stock prices. The Company's analysis considered volatility for the fiscal year ended 2006 using a 6-year volatility average.

     For the past two years, the Company has engaged a nationally recognized benefits consulting firm to further validate the reasonableness of assumptions and valuation around the Company's share-based compensation plan.

NOTE 17. STOCK OPTION RECLASSIFICATION, PAGE 66

9. WE NOTE YOUR DISCLOSURE THAT THE COMPANY RECLASSIFIED APPROXIMATELY $3.3 MILLION OF RETAINED EARNINGS TO APIC AS A RESULT OF A REVIEW THAT INDICATED THAT THE MEASUREMENT DATES ORIGINALLY USED FOR CERTAIN STOCK OPTION GRANTS DIFFERED FROM THE ACTUAL MEASUREMENT DATES OF THESE AWARDS. CLARIFY FOR US WHETHER THE REVIEW OF YOUR STOCK OPTION PRACTICES UNCOVERED ANY INTENTIONAL MISCONDUCT. IN ADDITION, PROVIDE US WITH YOUR ANALYSIS THAT RESULTED IN YOUR CONCLUSION THAT AN ITEM 4.02 FORM 8-K WAS NOT REQUIRED FOR THESE ERRORS.

     RESPONSE: In 2006, the Company voluntarily reviewed its stock option grant practices from the date of the Company's initial public offering in 1993 through the then-current date. This review was directed by the Audit Committee of the Company's Board of Directors with the assistance of outside legal counsel and outside forensic accounting experts. The review included both a review of the accounting impact of the stock option grants and a review of the circumstances surrounding the stock option grants. The results of the review indicated that there was no intentional misconduct with regard to these stock option grants on the part of the Company's management or the Company's Board of Directors.

     In connection with the review described above and as publicly disclosed in a press release dated July 27, 2006, the Company discovered that, in a number of instances, the actual measurement dates for certain stock option grants differed from the measurement dates originally used for such awards. Based on the use of revised measurement dates, the Company concluded that aggregate non-cash compensation expense of $5.3 million ($3.3 million net of tax) should have been recorded for those awards granted during the period under review. This adjustment principally related to the periods prior to 2001. For the five-year period ended December 31, 2005, the net adjustment to previously reported diluted earnings per share due to additional compensation expense did not exceed $0.01 per diluted share in any individual year and the net cumulative five-year impact on net income was approximately $0.1 million, less than $0.01 per diluted share. The Company reclassified approximately $3.3 million of retained earnings to additional paid-in capital, leaving total stockholders' equity unaffected.

     The Company decided that this reclassification would be reflected in future financial statement filings beginning with the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 filed with the Commission on November 2, 2006. The Company's Audit Committee and management considered the impact of the reclassification on the Company's current period quarterly and annual financial statements to be immaterial and determined that restatement of its prior period financial statements would not be required. To reach this conclusion, the Company's Audit Committee, with the advice of outside legal counsel, completed a SAB 99 materiality analysis that is further described in the Company's response to Comment No. 10, below.

     Following the above analysis and the analysis presented in the Company's response to Comment No. 10, below, neither the Company's Board of Directors, a committee of the Board of Directors nor any officer of the Company had a basis on which to conclude that any of the Company's previously issued financial statements should no longer be relied upon.
     Item 4.02 of Form 8-K (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report of Completed Interim Review) was not applicable.

10. PLEASE PROVIDE YOUR ANNUAL SAB 99 MATERIALITY ANALYSIS EXPLAINING HOW YOU DETERMINED THAT THE ERRORS RELATED TO EACH PRIOR PERIOD WERE IMMATERIAL ON A QUALITATIVE BASIS. PLEASE ENSURE YOUR RESPONSE ADDRESSES ALL OF THE QUALITATIVE FACTORS OUTLINED IN SAB 99 AND ANY OTHER RELEVANT QUALITATIVE FACTORS.

     RESPONSE: The Company determined that any prior period errors discovered in connection with the Company's review of its stock option grant practices were immaterial on a qualitative basis. In arriving at this determination, the Company completed a SAB 99 materiality analysis that assessed the qualitative factors outlined in SAB 99 and any other relevant qualitative factors as described below.

     The Company estimated that the effect of option grants that had actual measurement dates that differed from the measurement date originally used for such awards in any individual year from 2001 through 2005 ranged from net income of $10,000 to expense of $70,000 and accordingly was not material on reported results of operations, statement of financial position or cash flow.

                                        CUMULATIVE
In 000's except per share                1993-2000     2001       2002       2003       2004       2005
                                        ----------   --------   --------   --------   --------   --------
Effect on net income--Income (Exp)                   $    (59)  $    (70)  $    (13)  $     13   $     10
   % Effect on reported net income                       (0.2)%     (0.4)%     (0.1)%      0.2%       0.1%
Effect on EPS (Per Share)                            $ (0.004)  $ (0.004)  $ (0.001)  $  0.001   $  0.001
Cumulative effect--Retained Income       $(3,133)    $ (3,192)  $ (3,262)  $ (3,275)  $ (3,262)  $ (3,252)
Cumulative effect--APIC                  $ 3,133     $  3,192   $  3,262   $  3,275   $  3,262   $  3,252
   Net Effect on shareholders' equity         --           --         --         --         --         --
   % effect on shareholders'  equity                      2.8%       3.2%       2.7%       2.5%       2.0%

Reported net income (loss)                           $(26,396)  $(16,760)  $  9,314   $  5,543   $ 16,092
Reported EPS                                         $ (1.895)  $ (0.992)  $  0.530   $  0.310   $  0.852
Fully diluted average shares                           13,927     16,887     17,562     17,884     18,880
Shareholders' Equity                                 $115,062   $101,993   $119,639   $128,459   $163,746

     The Company concluded that the earnings impact caused by not timely recognizing compensation expense related to these option grants was immaterial to the reader of the financial statements based on the following qualitative factors:

     - The effect does not mask a change in earnings or other trends. Most notably, the effect on net income ranged from an expense of $59,000 to income of $10,000 for the five year period 2001 through 2005.

     - The effect does not hide a failure to meet analysts' consensus expectations. Most notably, the error did not affect reported revenue and the effect on per share earnings was less than $0.01 per share in the aggregate and for any one year in the five year period 2001 through 2005.

     -    The effect does not change a loss into income or vice versa.

     - The effect does not affect SPSS compliance with regulatory requirements.

     - The effect does not affect SPSS compliance with loan covenants or other contractual requirements.

     - The effect does not increase management's compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

     -    The effect does not involve concealment of an unlawful transaction.

     The Company also considered the cumulative effect of expense totaling $3.1 million on the years 1993 through 2000. The Company concluded that the earnings impact caused by not timely recognizing compensation expense related to the option grants in such years was immaterial to the reader of the financial statements based on the qualitative factors listed above.

     Given both the qualitative analysis and the previously considered quantitative analysis in the table set forth above, the Company determined that prospective treatment of the adjustment as allowed for in SAB 108 would be appropriate.

The Company hereby acknowledges that:

     (a) The Company is responsible for the adequacy and accuracy of the disclosure in its 2006 Form 10-K and its Q1 2007 Form 10-Q (collectively, the "Filings");

     (b) Commission staff comments or changes to disclosure in response to the Commission staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

     (c) The Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions you may have to the undersigned at (312) 651-3496. Any additional comments may be sent via facsimile to the undersigned at (312) 264-3496. Thank you.

Very truly yours,


/s/ Erin R. McQuade
-----------------------------------------
Erin R. McQuade
Vice President, Associate General Counsel
SPSS Inc.

cc: Ms. Megan Akst
    Mr. Jack Noonan (SPSS Inc.)
    Mr. Raymond H. Panza (SPSS Inc.)
    Mr. Marc D. Nelson (SPSS Inc.)
    Mr. David A. Schuette (Mayer, Brown, Rowe & Maw, LLP)